UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.         )*

Rohm and Haas Company

(Name of Issuer)

Common Stock

(Title of Class of Securities)

775371-10-7

(CUSIP Number)

June 18, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

CUSIP No. 775371-10-7	13G	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS Phoebe W. Haas Income Trust dated December 21, 1945 (previously filed as the Otto Haas Income Trust dated December 21, 1945)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER 26,822,996
6. SHARED VOTING POWER 0
7. SOLE DISPOSITIVE POWER 26,822,996
8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,822,996
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.7%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 775371-10-7	13G	Page 3 of 5 Pages

Item 1	(a)	Name of Issuer

Rohm and Haas Company (the “Company”)

Item 1	(b)	Address of Issuer’s Principal Executive Offices

100 Independence Mall West, Philadelphia, Pennsylvania 19106

Item 2	(a)	Name of Person Filing

Phoebe W. Haas Income Trust dated December 21, 1945. The original Schedule 13G incorrectly identified the person making this filing as the Otto Haas Income Trust dated December 21, 1945. The person making this filing is not a new holder of the securities being reported herein and has previously reported ownership of such securities under Central Index Key 0001081325. This filing is being made to reflect the new Central Index Key assigned to the person making this filing.

Item 2	(b)	Address of Principal Business Office or, if None, Residence

1717 Arch Street, 14th Floor Philadelphia, PA 19103

Item 2	(c)	Citizenship

N/A

Item 2	(d)	Title of Class of Securities

Common Stock

Item 2	(e)	CUSIP Number

775371-10-7

Item 3	If this Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a: Not Applicable.

	(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act;

	(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act;

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act;

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act;

	(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with Rule 13d 1(b)(1)(ii)(G);

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act; or

	(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 775371-10-7	13G	Page 4 of 5 Pages

Item 4	Ownership[1]

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned

26,822,996

(b) Percent of Class

13.7% based upon 195,990,122 shares of the Company’s common stock outstanding as of April 22, 2008, as reported in the Company’s Form 10-Q for the quarterly period ended March 31, 2008.

(c) Number of Shares as to Which such Person Has:

(i) Sole Power to Vote or to Direct the Vote

26,822,996

(ii) Shared Power to Vote or to Direct the Vote

0

(iii) Sole Power to Dispose or to Direct the Disposition of

26,822,996

(iv) Shared Power to Dispose or to Direct the Disposition of

0

Item 5	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8	Identification and Classification of Members of the Group

Not Applicable.

Item 9	Notice of Dissolution of Group

Not Applicable.

Item 10	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[1]

The holdings reported herein do not include 36,628,857 shares of common stock of the Company owned by five other trusts (the “Other Haas Family Trusts”) and 1,013,812.8259 shares of common stock of the Company reported as beneficially owned by the trustees of the reporting person who are members of the Haas family. Based on reports filed by members of the Haas family who are trustees of the reporting person or of the Otto Haas Charitable Trust dated September 28, 1956, which reports disclose the indirect beneficial ownership interests of such members of the Haas family in such trusts, the Other Haas Family Trusts and such members of the Haas family beneficially own, in the aggregate, 37,642,669.8259 shares of common stock of the Company. The reporting person currently has several trustees in common with the Other Haas Family Trusts, including John C. Haas, John O. Haas, William D. Haas and Thomas W. Haas. John C. Haas is a retired officer and director of the Company. John O. Haas, William D. Haas and Thomas W. Haas are nephews of John C. Haas. Thomas W. Haas is a director of the Company. The reporting person undertakes no obligation to amend this Schedule 13G should information regarding the Other Haas Family Trusts or the members of the Haas family who are trustees of the reporting person change in the future. The reporting person disclaims beneficial ownership of the shares of common stock of the Company owned by the Other Haas Family Trusts and by the members of the Haas family who are trustees of the reporting person.

CUSIP No. 775371-10-7	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PHOEBE W. HAAS INCOME TRUST
DATED DECEMBER 21, 1945

June 18, 2008
Date

/s/ John C. Haas
Signature

John C. Haas, Trustee
Name/Title